Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Attn: Bradley Ecker

September 30, 2022

Re:	Lift Aircraft Inc.

Offering Statement on Form 1-A

Filed September 27, 2022

File No. 024-11828

Dear Mr. Ecker:

On behalf of Lift Aircraft Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 2:00 p.m., Eastern Time, on October 4, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Matthew Chasen

Matthew Chasen, Chief Executive Officer